SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

Commission File Number: 0-22286

                                  Alvarion Ltd.
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                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

           The following exhibits are furnished with this Report on Form 6-K:

           99.1      Letter to Shareholders, dated August 27, 2003.

           99.2 Notice, dated August 29, 2003, of the 2003 Annual General Meeting of Shareholders and related Proxy Statement.




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
                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Alvarion Ltd.



Date:  September 15, 2003                    By: /s/ Dafna Gruber
                                                --------------------------------
                                                 Dafna Gruber
                                                 General Counsel



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